January 28, 2025

Thomas Tarala
Chief Executive Officer
Connexa Sports Technologies Inc.
2709 N. Rolling Road, Suite 138
Windsor Mill, MD 21244

       Re: Connexa Sports Technologies Inc.
           Registration Statement on Form S-3
           Filed January 10, 2025
           File No. 333-284188
Dear Thomas Tarala:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3 filed January 10, 2025
Incorporation By Reference, page 2

1. We note you have incorporated by reference unaudited interim financial statements for Yuanyu Enterprise Management ("YYEM") for the six months ended July
31,
       2024. Please update your filing to include complete unaudited interim financial statements for the quarter ended October 31, 2024. Refer to Rules 8-04 and 3-05 of
       Regulation S-X. Additionally, please include pro forma financial statements as required by Rules 8-05 and 11-01 of Regulation S-X, regarding the impacts of the merger, the separation and the inducement payment, or tell us why you believe no pro forma financial information is required.
The Company, page 4

2. Please include compensation disclosure for YYEM, reflecting its fiscal year ended
 January 28, 2025
Page 2

       January 31, 2025.
The Company's Former Independent Registered Public Accounting Firm, page 6

3. We note disclosure that identifies Olayinka Oyebola & Co. as your former auditor and discusses how the charges against such firm and penalties, if imposed, would impact you and any investment in your securities. Please expand to disclose that Olayinka
       Oyebola was also the auditor for YYEM and to assess the material related risks.
       Without limitation, your disclosure should explain how potential restatement of
       YYEM   s financial statements could impact you and investors in light of the YYEM
       transaction, including the consideration paid, and the legacy business divestiture.
       Please additionally revise your prospectus cover and summary section to highlight this matter and include a cross-reference to the specific risk factor.
General

4.     Please revise the cover page and summary section of your prospectus to provide
       prominent disclosure about the legal and operational risks associated with being based
       in or having the majority of the company   s operations in China.
5. Please revise your exhibit index to include a statement of eligibility of trustee for the indenture. Refer to Item 601(b)(25) of Regulation S-K. If you wish to designate the trustee on a delayed basis, as permitted by Section 305(b)(2) of the Trust Indenture
       Act, additionally indicate that you will separately file the Form T-1 under the electronic form type "305B2" in the notes to the index, and include the undertaking contained in Item 512(j) of Regulation S-K. For further guidance, refer to Trust
       Indenture Act of 1939 Compliance and Disclosure Interpretations Questions 206.01
       and 220.01.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Mindy Hooker at 202-551-3732 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Jennifer Angelini at 202-551-3047
with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing